Exhibit 12 (a)

BNP U.S. FUNDING L.L.C.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

For the Year Ended December 31, 2006
Net income	$57,603
Fixed charges:
Audit fees	46
Trustee fees	130
Administrative and consulting fees	281
Total fixed charges	457
Earnings before fixed charges	$58,060
Fixed charges, as above	457
Ratio of earnings to fixed charges	127.05